Exhibit 99.1

Curaleaf Appoints Neil Davidson as Interim Chief Financial Officer

WAKEFIELD, Mass., March 14, 2022 -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, announced today that it has appointed Neil Davidson as Interim Chief Financial Officer, effective March 14, 2022.

Mr. Davidson, who served as Curaleaf CFO from 2019-2020 and as Chief Operating Officer until now, will serve in the CFO role while the Company searches for a permanent replacement. Current CFO Ranjan Kalia is leaving the company to pursue other career opportunities.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 128 dispensaries, 26 cultivation sites, and employs over 5,600 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward-Looking Statements

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the Chief Financial Officer transition. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact:

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP Head of IR & Capital Markets

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com